

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via E-mail
Lisa L. Griffith
Chief Financial Officer
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, PA 15237

     Re: **Fidelity Bancorp, Inc.**
          Form 10-K for the Fiscal Year Ended September 30, 2011
          Filed December 21, 2011
          Response dated March 7, 2012
          File No. 000-22288

Dear Ms. Griffith:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 8. Financial Statements and Supplementary Data

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Securities, page 71

1. We have read your response to our prior comment one. With a view toward increased disclosure in future filings please expand your credit measurement methodology as it relates to your pooled trust securities to address the following assumptions used in the calculation of the present value of cash flows expected to be collected:

    Discount rate:
    *   explain how you determine the discount rate used in your calculation;

    Deferrals and Defaults:
    *   explain in detail how you develop your estimate of future deferrals and defaults;
    *   explain how you consider the <u>specific</u> credit characteristics of the collateral underlying <u>each</u> individual security in developing your estimate of future deferrals and defaults and how this leads to <u>different</u> estimates of deferrals and defaults for <u>each</u> security owned;
    *   clarify if you treat actual deferrals the same as defaults; and
    *   explain your recovery rate assumption and how you determine it. Clarify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

    Prepayment Rate:
    *   based on the terms of your security, explain how prepayments can occur (e.g., call dates, auction dates, etc.);
    *   disclose your prepayment assumption(s) and how you determine it;
    *   if your prepayment assumption(s) changed during the year, explain why and detail the key information on which you rely to support your change; and
    *   explain how your credit loss is affected by increasing the prepayment assumption(s) and explain why the change is reasonable.

    In addition, explain how you determined that defaults and deferrals announced after the balance sheet date were incorporated in the calculation of cash flows expected to be collected at period end.

2. We acknowledge your response to our prior comment three; however, we believe that there is a practical limitation on the period of time management can incorporate into the anticipated recovery period for an available-for-sale security. It appears, based on the facts you have presented in your response, that such practical limitation has been reached, particularly with respect to your investments in WVFC, FCF, and AVLY. In light of this, please revise your conclusions on OTTI and tell us the impact to your previously issued financial statements or provide us with detailed persuasive evidence supporting your conclusion why OTTI is not necessary.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief